UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant.

On November 22, 2024, the audit committee of the board of directors of Orangekloud Technology Inc. (the “Company”) approved the dismissal of Simon & Edward LLP (“Simon & Edward”). Simon & Edward was subsequently dismissed on December 30, 2024.

The Company engaged Simon & Edward LLP during the period from February 26, 2023 to December 30, 2024 (the “Engagement Period”). During the Engagement Period, Simon & Edward issued reports on the Company’s financial statements for the financial years ended December 31, 2021, 2022 and 2023, and reviews for the half-yearly financial statements for the six-months ended June 30, 2022, 2023 and 2024. Furthermore, during the Company’s two most recent fiscal years and through December 30, 2024, there have been no disagreements with Simon & Edward on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Simon & Edward’s satisfaction, would have caused Simon & Edward to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements.

For the Company’s two most recent fiscal years and the subsequent interim period through the date of Simon & Edward’s dismissal, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Simon & Edward with a copy of the above disclosure and requested that Simon & Edward furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Simon & Edward’s letter is filed as Exhibit 16.1 to this Form 6-K.

On November 22, 2024 the audit committee of the board of directors of the Company approved the engagement of Enrome LLP (“Enrome”) to serve as the independent registered public accounting firm of the Company for (i) an audit of the Company’s financial statements for the fiscal year ended December 31, 2024 and subsequent financial years; (ii) a review of the Company’s semi-annual financial statements for the six months ending June 30, 2025 and subsequent semi-annual financial statements; and (iii) other audit functions as are required by the Company. Enrome was subsequently engaged by the Company on December 30, 2024.

During the Company’s two most recent fiscal years and through December 30, 2024, neither the Company nor anyone acting on the Company’s behalf consulted Enrome with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
16.1	Letter of Simon & Edward regarding Notice of Change of Auditors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: December 31, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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